FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as A BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: International Equity Portfolio

3.   Securities and Exchange Commission File No.: 811-10567

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 6125 Memorial Drive, Dublin, OH 43017

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Wesley F. Hoag, Meeder Financial, Inc., 6125 Memorial Drive, Dublin, OH 43017; (614) 766-7000.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Mutual Funds Service Company, 6125 Memorial Drive, Dublin, OH 43017

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [ ]  Closed-end

10. State law which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated: Meeder Asset Management, Inc., 6125 Memorial Drive, Dublin, OH 43017; CGU Fund Management, No. 1 Poultry, London, England EC2R 8EJ.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Adviser Dealer Services, Inc., 6125 Memorial Drive, Dublin, OH 43017

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811-_____

          Business Address:

15.  (a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [ ]  No

     If Yes, state the date on which the board vote took place:  May 7,
     2003

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ]  Yes       [X]  No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:  The Fund is a New York business trust.  The
     Fund's Declaration of Trust allows the Board of Trustees to terminate the Fund without a shareholder vote.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          June 27, 2003.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A
     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date of this form is filed?

     (b)  Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X]  Yes       [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

      All of the assets of the International Equity Portfolio have been distributed to the Portfolio's beneficial owners in liquidation of their interests; however, the former beneficial owners of the Portfolio (master fund), together with the shareholders of the Portfolio's feeder fund, at the time of liquidation, are entitled to receive any foreign tax reclaims. Accordingly, the transfer agent for the Portfolio has established a money market fund account at a U.S. national bank in the name of the transfer agent for the benefit of the Portfolio's former beneficial owners and its feeder fund's former shareholders. As foreign tax reclaims are received they are deposited into the account. If the balance in the account reaches $10,000, net of fees paid to the transfer agent for the administration of the account, on or about February 1 of any year, the balance is distributed by the transfer agent to the beneficial owners of the account. The account will remain open and these distributions will continue to be made until no further foreign tax reclaims are owed. The balance in the account as of February 1, 2005, net of fees paid to the transfer agent for the administration of the account, was approximately $48,600. This amount will be paid to the beneficial owners of the account in the short-term future.

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: Less than $25.

          (ii)  Accounting expenses: None.

          (iii) Other expenses (list and identify separately):  None.

          (iv)  Total expenses (sum of lines (i)-(iii) above): Less than $25

     (b) How were those expenses allocated? The Fund paid only its own deregistration fees to the applicable states. Approximate legal fees paid by the Fund in connection with Trustees' approval of the liquidation were divided evenly among the liquidated funds..

     (c)  Who paid those expenses? The Fund paid those expenses.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative processing?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of, International Equity Portfolio (ii) he or she is
                   --------------------------------------
                           (Name of Fund)

Secretary of the Portfolio, and (iii) all actions by
---------------------------
(Title)    (Name of Fund)

shareholders,  directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                        /s/Wesley F. Hoag
                                           -------------------
                                           Wesley F. Hoag
                                           Secretary